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SEC FILE NUMBER
8-39528

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

M.R. Beal & Company

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 04 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell **(212) 894-7117**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

M·R·BEAL & COMPANY
Investment Bankers & Financial Advisors

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Partners' Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3- 1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3 -3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

67 Wall Street
New York, NY 10005
Tel: 212.983.3930
Fax: 212.983.4539
www.mrbeal.com

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
M.R. Beal & Company:

We have audited the accompanying statement of financial condition of M.R. Beal & Company (a Virginia limited partnership) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 19, 2002

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 817,464
RECEIVABLE FROM BROKERS AND DEALERS	851,422
FINANCIAL ADVISORY FEES RECEIVABLE	158,188
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $100,859	105,488
OTHER ASSETS	1,133,125
Total assets	$ 3,065,687

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accrued compensation and benefits	$ 214,313
Accrued expenses and other liabilities	774,675
Payable to affiliates	17,343
SUBORDINATED LIABILITIES	640,000
Total liabilities	1,646,331
PARTNERS' CAPITAL	1,419,356
Total liabilities and partners' capital	$ 3,065,687

The accompanying notes are an integral part of this statement.

M.R. BEAL & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company provides investment banking and brokerage services for its clients and customers. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(ii) of the rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"). Partnership profits and losses are allocated 99% to the General Partner and 1% to the limited partner.

The municipal finance business is cyclical in nature, with volume inversely correlated to movements in interest rates primarily due to increased refunding opportunities. Over the course of the last several years, negotiated municipal bond volume has been inconsistent and spreads have narrowed. Management believes the outlook in the municipal bond industry is encouraging and bond issuance is expected to increase. Accordingly, management believes that they have adequate liquidity and will have sufficient regulatory capital to continue normal operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Investments in securities which are traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the last business day of the year. Investments in securities which are traded in the over-the-counter market are valued at the last reported bid or ask prices.

The Company records underwriting income as it is received.

Federal income taxes are not provided by the Company as such taxes represent obligations of the individual partners.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the economic useful lives of the improvements.

The Company considers money market funds to be cash equivalents.

3. GOODWILL

During September 1995, the Company acquired certain assets and assumed certain liabilities of Smith Mitchell Investment Group, Inc. (a Washington corporation). As a result of the acquisition, the Company recorded goodwill of approximately $132,680, which was being amortized over a period not to exceed 15 years. As of December 31, 2001, the Company wrote off its remaining goodwill balance.

4. RECEIVABLE FROM BROKERS AND DEALERS

The Company's customers are carried on a fully disclosed basis by a clearing broker, the Pershing Division of Donaldson, Lufkin & Jenrette Securities ("Pershing"), pursuant to a clearing agreement (the "Agreement"). The clearing broker is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. The Agreement states that the Company will assume customer obligations, should a customer of the Company default. As of December 31, 2001, receivable from brokers and dealers is made up of cash held at the broker and unsettled transactions.

5. RELATED PARTY TRANSACTIONS

During July 1995, the Company sold its wholly owned subsidiary, M.R. Beal et Compagnie Internationale, S.A. (a Senegal corporation), for $250,000. As of December 31, 2001, the Company had a note receivable, net of reserves of $50,000 related to the sale, which is included in other assets in the accompanying statement of financial condition.

The Company has paid certain start-up costs on behalf of an affiliate. The expenses paid are fully reimbursable to the Company. At December 31, 2001 the Company recorded a receivable of approximately $647,000 which is included in other assets in the accompanying statement of financial condition.

6. COMMITMENTS AND CONTINGENCIES

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

The Company has obligations for its office spaces in New York City and Sacramento under the terms of noncancelable operating lease agreements that expire in 2004. Future minimum annual rental commitments under these agreements are as follows:

	Commitment
For the year ending December 31:	
2002	$ 220,644
2003	195,000
2004	146,250

The Company has been named as a defendant in legal actions relating to its securities business, primarily as an underwriter. Although claims are significant, in the opinion of management, based upon discussions with outside legal counsel, these matters will not result in any material adverse effect on the financial condition of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or $6^2/_3$% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $497,652, which was $397,652 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.02 to 1.

Proprietary accounts, held at Pershing ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and Pershing which requires, among other things, Pershing to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

8. SUBORDINATED LIABILITY

On November 23, 1998, the Company entered into an agreement with its limited partner, Prudential Insurance Company of America ("Prudential"), for Prudential to redeem all but 1% of its limited partnership interest for $990,000 as of January 31, 1999. As part of this agreement, Prudential had agreed to provide the Company with $890,000 of subordinated debt which bears interest at 7.55% per annum.

The Company repaid $250,000 of the subordinated debt on its scheduled maturity dates through December 31, 2001. The remaining subordinated debt matures as follows:

February 1:	
2002	$ 200,000
2003	200,000
2004	240,000
	$ 640,000

The subordinated liability is subject to future mandatory prepayments of principal and interest in an amount equal to twelve and one-half percent (12½%) of the net pretax profits of the Company (prior to the payment of any bonuses).

The Company has a subordinated revolving credit agreement (the "Revolver") with a financial institution under which they may borrow up to $5,000,000 and which matures on July 18, 2002.. The purpose of the Revolver is to assist the Company in maintaining liquidity and regulatory capital for the purpose of underwriting securities. There were no borrowings outstanding under the Revolver as December 31, 2001.

These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule 15c3-1. As of December 31, 2001, $440,000 of the debt has been approved as equity subordinated capital under SEC rule 15c3-1 by the NASD. To the extent these borrowing are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

9. PARTNERS' CAPITAL

In January 1999, the Company redeemed all of the limited partner's rights, title and interest in the Company, including its entire capital account in the Company, except for a $10,000 capital balance (the "Retained Interest"). The Retained Interest is allocated profits and losses of the Company as if it constituted one percent (1%) of all capital balances of the Company. Within 90 days after the payment in full by the Company of the subordinated liability, the Company shall redeem the Retained Interest at an amount equal to the capital balance of the limited partner.

10. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

At December 31, 2001, the Company's cash and cash equivalents balance was held at two major New York-based financial institutions.

ANDERSEN

To the Partners of
M.R. Beal & Company:

In planning and performing our audit of the financial statements and supplemental schedules of M.R. Beal & Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 19, 2002